SEC

19006464

K.B.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Heritage Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Baltic Place Suite 2
(No. and Street)

GROTON-ON-Hudson	New York	10520
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dominick Scianandre 914-271-8102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bechler, Della Torre, Gitto and Company
(Name – *if individual, state last, first, middle name*)

76 North walnut Street	Ridgewood	New Jersey	07450
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Dominick Scianandre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Heritage Capital Management, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President CEO/CCO

Title

Notary Public

LANE R. SCHORSCH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SC6241903
Qualified in Putnam County
My Commission Expires May 31, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hudson Heritage Capital Management, Inc.

Financial Statements

December 31, 2018

Hudson Heritage Capital Management, Inc.
Index to the Financial Statements
For the year ended December 31, 2018

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hudson Heritage Capital Management, Inc. as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hudson Heritage Capital Management, Inc.'s management. Our responsibility is to express an opinion on Hudson Heritage Capital Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hudson Heritage Capital Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed in the accompanying Index to the Financial Statements has been subjected to audit procedures performed in conjunction with the audit of Hudson Heritage Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Hudson Heritage Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as Hudson Heritage Capital Management, Inc.'s auditor since 2010.

BDG-CPAs, PC
Ridgewood, NJ
February 26, 2019

BDG -CPAs

Hudson Heritage Capital Management, Inc.
Statement of Financial Condition
As of December 31, 2018

Assets

Current assets		
Cash	$	232,772
Accrued fees receivable, no allowance		20,636
Prepaid expenses and other current assets		4,122
Total current assets		257,530
Total assets	$	257,530

Liabilities and Stockholders' Equity

Liabilities		
Accrued broker commissions	$	49,881
Other current liabilities		69,601
Total liabilities		119,482
Stockholders' equity		
Common stock, no par value, 200 shares authorized, issued and outstanding		2,000
Additional paid in capital		20,000
Retained earnings		116,048
Total stockholders' equity		138,048
Total liabilities and stockholders' equity	$	257,530

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc.
Statement of Income
For the year ended December 31, 2018

Revenues		
Fees	$	768,227
Commissions revenue		118,313
Interest income		19
Total revenues		886,559
Expenses		
Commissions expense		314,357
Compensation and benefits		208,033
Occupancy		53,223
Insurance		33,027
Professional fees		21,130
Auto expenses		32,273
Computer expenses		28,575
Licenses and registration fees		15,759
Other operating expenses		74,294
Total expenses		780,671
Net income before income taxes		105,888
Income taxes		2,048
Net income	$	103,840
Basic earnings per share	$	519.20

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2018

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance, January 1, 2018	200	$ 2,000	$ 20,000	$ 122,208	$ 144,208
Net income	-	-	-	103,840	103,840
Distributions	-	-	-	(110,000)	(110,000)
Balance, December 31, 2018	200	$ 2,000	$ 20,000	$ 116,048	$ 138,048

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc
Statement of Cash Flows
For the year ended December 31, 2018

Cash flows from operating activities	
Net income	$ 103,840
Adjustments to reconcile net income to	
net cash provided by operating activities	
Accrued fees receivable	2,992
Prepaid expenses and other current assets	100
Accrued broker commissions and other current liabilities	(9,121)
Total adjustments	(6,029)
Net cash provided by operating activities	97,811
Cash flows from investing activities	-
Cash flows from financing activities	
Distributions paid	(110,000)
Net cash used by financing activities	(110,000)
Net decrease in cash	(12,189)
Cash - beginning of period	244,961
Cash - end of period	$ 232,772
Supplemental disclosures of cash flow information	
Cash paid during the period for	
Interest	$ -
Income taxes	2,500

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc.
Notes to the Financial Statements
December 31, 2018

Note 1 – Organization and Nature of Business

Hudson Heritage Capital Management, Inc. (the "Company") is a broker-dealer incorporated October 1, 1997 in New York. The Company's primary source of revenue is derived from commissions earned from the sale of mutual funds, municipal securities for Section 529 plans, variable life insurance or annuities and investment advisory services. The Company operates as a Financial Industry Regulatory Authority (FINRA) member firm and is a registered investment advisory firm. The Company and its owners are licensed with the FINRA. As of December 31, 2018, all registration fees and required filings have been made to the FINRA and the related state securities authorities.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Expenses are recognized when incurred, rather than when cash is disbursed, and revenue is recognized when earned, rather than when cash is received.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Allowance for Doubtful Accounts

The Company provides for estimated losses on accrued fees receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. The Company has evaluated its accrued fees receivable at December 31, 2018 and has determined that no allowance for doubtful accounts is required as the accrued fees receivable balance at December 31, 2018 has been collected in full subsequent to December 31, 2018.

Note 2 – Summary of Significant Accounting Policies (continued)

Commissions

Commissions are recorded as securities transactions occur and are credited by account.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Note 3 – Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

Note 3 – Fair Value (continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's financial instruments consist mainly of cash, accounts payable and accrued expenses. The carrying amounts in these financial statements approximate fair value due to their short-term nature.

Note 4 – Income Taxes

The Company, with the consent of its shareholders, has elected S Corporation status for Federal and New York State income tax purposes. As such, the stockholders of the Company are required to include the Company's taxable income on their individual income tax returns. Accordingly, there is no provision for Federal and New York State income taxes. The Company also does business in New Jersey, where S Corporation status has not been elected. The Company records a provision for income taxes for its New Jersey income tax and New York franchise tax. The provision for income taxes for the year ended December 31, 2018 consists of $2,048 in current state income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is currently not under any examination by federal or state tax authorities. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2015.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $113,290, which was $105,325 in excess of its required net capital of $7,965. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2018 was 1.05 to 1.

Note 6 – Employee Benefit Plan

The Company has a qualified retirement savings plan covering eligible full-time employees.

Note 7 – Commitments and Contingencies

Operating Leases

The Company rents office space under non-cancelable operating lease agreements expiring through 2021. Certain leases are subject to rental increases. The Company is also required to pay its pro-rata share of real estate taxes and other costs under certain leases.

Minimum annual future rental payments under the operating leases, excluding certain operating costs, follows:

Year ending December 31,	
2019	$ 39,502
2020	40,193
2021	33,974
Total	$ 113,669

Minimum payments have not been reduced by minimum sublease rentals due in the future under non-cancelable subleases.

The following shows the composition of total rental expense for the year ended December 31, 2018:

Minimum rentals	$ 71,423
Less: Sublease rentals	(25,137)
	$ 46,286

Note 8 – Basic Earnings Per Share

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

Note 9- Subsequent Events

The Company has evaluated subsequent events through February 26, 2019, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

Hudson Heritage Capital Management, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2018

Net Capital	
Total stockholders' equity	$ 138,048
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	138,048
Deductions and/or charges:	
Nonallowable assets:	(24,758)
Net capital before haircuts on securities positions (tentative net capital)	113,290
Haircuts on securities	-
Net capital	$ 113,290
Aggregate indebtedness:	
Accrued broker commissions and other current liabilities	$ 119,482
Computation of basic net capital requirement	
6 2/3% of aggregate indebtedness	$ 7,965
Minimum net capital required:	$ 5,000
Net capital requirement	$ 7,965
Excess net capital	$ 105,325
Ratio: Aggregate indebtedness to net capital	1.05 to 1

Reconciliation with Company's Computation (Included in part II of Form X-17A-5 as of December 31, 2018)

Net capital, as reported in Company's part II A (unaudited) FOCUS report	$ 111,721
Other audit adjustments, net	1,569
Net capital per above	$ 113,290

HUDSON HERITAGE CAPITAL MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2018

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(1) of the Rule.

See Report of Independent Registered Public Accounting Firm.

HUDSON HERITAGE CAPITAL MANAGEMENT, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2018

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(1) of the Rule.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE IV

HUDSON HERITAGE CAPITAL MANAGEMENT, INC.

Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934
Rule 17a-5, 17 C.F.R.§ 240.17a-5 of the U.S. Securities and Exchange Commission ("SEC")

To the best of its knowledge and belief, Hudson Heritage Capital Management, Inc. (the "Company") states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions in paragraph (k)(1)- Limited business (Mutual Funds and/or Variable Annuities only) - (the "identified exemption provisions"). The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

Hudson Heritage Capital Management, Inc.

I, Dominick Scianandre, affirm that, to the best of my knowledge and belief, this Exemption Report is complete and accurate.

By:

Title: President

Dated February 26, 2019

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hudson Heritage Capital Management, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
February 26, 2019

BDG -CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Hudson Heritage Capital Management, Inc. and the SIPC, solely to assist you and SIPC in evaluating Hudson Heritage Capital Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Hudson Heritage Capital Management, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Hudson Heritage Capital Management, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Hudson Heritage Capital Management, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
February 26, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

4*4*******840********************ALL FOR AADC 105
50648 FINRA DEC
HUDSON HERITAGE CAPITAL MGNT INC
20 BALTIC PL STE 2
CROTON ON HUDSON, NY 10520-1644

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dominick Sciandandre 914-271-8102

2. A. General Assessment (item 2e from page 2) $ 1,330

B. Less payment made with SIPC-6 filed (exclude interest) (663)

7/16/2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 667

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hudson Heritage Capital Management, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of February, 20 19.

CEO/CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 886,559
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 886,559
2e. General Assessment @ .0015	$ 1,330
	(to page 1, line 2.A.)